PDG ENVIRONMENTAL, INC.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235
January 18, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Errol Sanderson
Re:	PDG Environmental, Inc. Post-Effective Amendment No. 2 to Form S-2 on Form S-1 File No. 333-128508
Ladies and Gentlemen:
PDG Environmental, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Post-Effective Amendment No. 2 to Form S-2 on Form S-1 (the “Registration Statement”) to become effective Friday, January 19, 2007, or as soon thereafter as practicable.
In connection with the foregoing, the Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PDG ENVIRONMENTAL, INC.

/s/ John C. Regan

John C. Regan President and Chief Executive Officer